

November 12, 2010

By U.S. Mail and facsimile to (949) 417-1399

Mr. Kevin M. Bridges, Chief Financial Officer
Shopoff Properties Trust, Inc.
8951 Research Drive
Irvine, CA   92618

>   **Re: Shopoff Properties Trust, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010**
>   **File No. 333-139042**

Dear Mr. Bridges:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   Cicely LaMothe
>   Branch Chief